VIA EDGAR and FEDEX
July 14, 2014
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kevin L. Vaughn
RE:     NVIDIA Corporation
Form 10-K for the Year Ended January 26, 2014
Filed March 13, 2014
File No. 000-23985

Dear Mr. Vaughn:

On behalf of NVIDIA Corporation (“NVIDIA” or the “Company”), I am responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 1, 2014, with respect to NVIDIA’s Form 10-K listed above (the “Comment”). The numbering of the paragraph below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Note 16. Segment Information, page 95

1.
We note your response to prior comment 1, but it is unclear to us how your current presentation of revenues by reportable segments meets the requirements of FASB ASC 280-10-50-40. You state that you grouped similar products into their respective reportable segments. It appears that your conclusion that these are similar products is based on the fact that your products are based on the GPU or the Tegra processor. However, the underlying end products appear to be unique and serve different functions. For example, your disclosures on page 5 discuss four product lines for the GPU business - GeForce, Quadro, Tesla and GRID; and five product lines for the Tegra business - Tegra, Icera, Tegra NOTE, Tegra VCM and SHIELD. Based on the descriptions of the product lines, they appear to each be unique products that serve different purposes. For example, GeForce serve desktop and notebook PCs, whereas Tesla products are used for supercomputing and big data applications. Similarly, Tegra products serve smartphones and other mobile devices, whereas Tegra VCM serves the automotive market. We also note your MD&A discussion of revenues, which shows that different product lines are experiencing dissimilar results. For instance, we note from your disclosures on page 45 that your GeForce GTX GPUs, Tesla computing revenue and Quadro workstation revenue grew by 18%, 37% and 10%, respectively. As another example, it appears that your product lines also have different gross profit margins, with some product lines carrying higher profit margins than others. Please explain to us in greater detail how you concluded that these were similar groups of products or otherwise revise future filings to present revenues by product as set forth in FASB ASC 280-10-50-40.

NVIDIA respectfully acknowledges the Staff's comment. NVIDIA has two reportable segments: (1) the Graphics Processing Unit, or GPU, business, and (2) the Tegra Processor business. We believe that our current disclosure of revenue by reportable segment meets the requirements of FASB ASC 280-10-50-40 because our reportable segments are themselves major categories of products (i.e., they are groups of similar products that are combined on the basis of similar design and development requirements, product characteristics, manufacturing processes, and distribution channels). As requested, the information below explains in greater detail how we concluded that our current disclosure of revenue by reportable segments meets the requirements of FASB ASC 280-10-50-40.

The GPU business derives its revenue from the sale of GPU chips and boards. Our GPU products have similar design and manufacturing processes. Our engineers design and develop the GPU specifications, which are then provided to suppliers specializing in wafer fabrication to manufacture our products on semiconductor wafers. We utilize independent subcontractors to perform assembly, testing and packaging of our GPUs, perform incoming quality assurance, and then ship the semiconductors to contract equipment manufacturers, distributors, motherboard and add-in board manufacturers, or AIBs. Our GPU products are also sold through similar channels, to system builders, original equipment manufacturers, or OEMs, AIBs, or retailers/distributors to be used as motherboard or add-in board solutions. Ultimately, all of our GPU products serve end users seeking high end computational ability and visual computing capability, and they are all based on the same underlying GPU technology. For the reasons described above, we believe our GPU reportable segment revenue consists of groups of similar products.

The Tegra processor business derives its revenue primarily from system- on- a-chip, or SOC, sales. All of our Tegra SOCs have a similar design and manufacturing process. Our engineers design the SOC specifications, which are then provided to suppliers specializing in wafer fabrication to manufacture our products on semiconductor wafers. We utilize independent subcontractors to perform assembly, testing and packaging of most of our products, as well as perform incoming quality assurance, and then we ship our products through similar sales channels. Ultimately, our Tegra SOCs serve end user mobile devices where visual computing is valued, and they are all based on the same underlying SOC technology. For the reasons described above, we believe our Tegra Processor reportable segment revenue consists of groups of similar products.

We make reference in our MD&A to our product lines in order to help investors understand the product lines in each segment and provide insight into the segment’s performance. Such references do not negate the fact that these product lines are groups of similar products when considered in the context of the information provided above.

* * * *

In addition, NVIDIA acknowledges:

•	NVIDIA is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	NVIDIA may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 486-2000, if you have any questions or would like any additional information regarding this matter.

Sincerely,
NVIDIA Corporation

By: /s/ Colette M. Kress
Colette M. Kress
Executive Vice President and Chief Financial Officer

cc:    David M. Shannon - Executive Vice President, Chief Administrative Officer and Secretary
Michael J. Byron - Vice President and Chief Accounting Officer
Eric C. Jensen - Cooley LLP
Wayne Hedden - PricewaterhouseCoopers LLP